UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

LANDRY=S RESTAURANTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

51508L 10 3
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with copies to:

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,631,481 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,631,481 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,631,481 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 900,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 amends and supplements the statement on Schedule 13D, as most recently amended by Amendment No. 8 dated April 7, 2008, filed by Tilman J. Fertitta (“Fertitta”) with respect to the Common Stock, par value $.01 per share (ACommon Stock@), of Landry=s Restaurants, Inc. (ALandry=s@).  Such Schedule 13D is hereby amended to add or revise information only to the items indicated.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

The aggregate value of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 16, 2008 (the “Merger Agreement”), among Fertitta Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Fertitta (“Parent”), Fertitta Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Fertitta, solely for purposes of specified sections thereof, and Landry’s, which are described in Item 4 below, is approximately $1.3 billion, which includes approximately $885 million of debt.

In connection with the Merger Agreement, Fertitta agreed, in an equity commitment letter, dated June 16, 2008 (the “Equity Commitment Letter”), subject to certain conditions, to contribute $90 million in cash and 5,731,481 shares of Common Stock (the “Rollover Shares”) to Parent to fund the merger consideration under the Merger Agreement and pay related fees and expenses.  The Equity Commitment Letter also provides for the cancellation of Fertitta’s options to purchase 900,000 shares of Common Stock.  This summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

In addition, Fertitta entered into a commitment letter, dated June 12, 2008 (the “Commitment Letter”), and a market flex and securities demand letter, dated June 12, 2008 (the “Market Flex Letter” and, together with the Commitment Letter, the “Financing Commitments”), with Jefferies Funding LLC, Jefferies & Company, Inc., Jefferies Finance LLC and Wells Fargo Foothill, LLC (collectively, the “Lenders”), pursuant to which the Lenders committed to provide, subject to customary conditions, up to $665 million in debt and equity financing, through a combination of a senior secured credit facility, a senior secured notes offering or senior bridge loan facility, and preferred equity, which financing will be used to fund the merger consideration under the Merger Agreement, refinance Landry’s existing indebtedness (other than indebtedness of Golden Nugget, Inc., which will remain outstanding) and pay related fees and expenses, and for general corporate purposes for the operation of Landry’s following the closing of the Merger (as defined below).  This summary of the Financing Commitments does not purport to be complete and is qualified in its entirety by reference to the Financing Commitments, which are attached hereto as Exhibits 99.3 and 99.4 and incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On June 16, 2008, Parent, Merger Sub, Fertitta and Landry’s entered into the Merger Agreement, pursuant to which each outstanding share of Common Stock (other than shares owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent (including the Rollover Shares), shares held in the treasury of Landry’s and shares owned by stockholders who perfect appraisal rights under applicable law) will be cancelled and converted automatically into the right to receive $21.00 per share in cash, without interest.

Upon the terms and subject to the conditions in the Merger Agreement, Merger Sub will merge with and into Landry’s with Landry’s being the surviving corporation (the “Merger”).  As a result of the Merger, Landry’s will become a wholly owned subsidiary of Parent and the Common Stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended.  Consummation of the Merger is subject to the approval of Landry’s stockholders and certain other customary closing conditions.

CUSIP NO. 51508L 10 3

The Merger Agreement provides that, at the effective time of the Merger, Landry’s certificate of incorporation will be amended and restated as provided in the Merger Agreement and the bylaws of Merger Sub will become the bylaws of Landry’s, as the surviving corporation.  In addition, the directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of Landry’s, as the surviving corporation, and the officers of Landry’s will continue to serve as the officers of the surviving corporation.  The business will continue to be run under the “Landry’s” name after the closing of the Merger.

Under the Merger Agreement, Fertitta agreed to vote all outstanding shares of Common Stock owned beneficially or of record by him in favor of the adoption of the Merger Agreement and the approval of the Merger and any actions required in furtherance thereof.  In addition, Fertitta agreed to certain transfer restrictions with respect to his shares.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On June 16, 2008, Parent, Merger Sub, Fertitta and Landry’s entered into the Merger Agreement, as defined and described in Items 3 and 4 above.

Also on June 16, 2008, Fertitta and Parent entered into the Equity Commitment Letter, as defined and described in Item 3 above.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibits:

99.1
Agreement and Plan of Merger, dated as of June 16, 2008, by and among Fertitta Holdings, Inc., Fertitta Acquisition Co., Tilman J. Fertitta, solely for purposes of Sections 7.10, 9.03(b) and Article X, and Landry’s Restaurants, Inc. (incorporated by reference to Exhibit 2.1 of Landry’s Current Report on Form 8-K, filed June 17, 2008)

99.2	Equity Commitment Letter, dated June 16, 2008, between Tilman J. Fertitta and Fertitta Holdings, Inc.

99.3	Commitment Letter, dated June 12, 2008, by and among Jefferies Funding LLC, Jefferies & Company, Inc., Jefferies Finance LLC, Wells Fargo Foothill, LLC and Tilman J. Fertitta

99.4	Market Flex and Securities Demand Letter, dated June 12, 2008, by and among Jefferies Funding LLC, Jefferies & Company, Inc., Jefferies Finance LLC, Wells Fargo Foothill, LLC and Tilman J. Fertitta

CUSIP NO. 51508L 10 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2008
(Date)

/s/ Tilman J. Fertitta
(Signature)